Santiago, March 8, 2012

Ms. Tia L. Jenkins

Senior Assistant Chief Accountant

Office of Beverages, Apparel and Mining

United States Securities and Exchange Commission

Washington, D.C. 20549

Subject:                           Andina Bottling Company, Inc.

Form 20-F for Fiscal Year Ended December 31, 2010

Filed June 30, 2011

Supplemental Response Submitted February 8, 2012

File No. 001-13142

Dear Ms. Jenkins,

Set forth below are the Company’s responses to your letter dated February 27, 2012 relating to our Form 20-F for the year ended December 31, 2010 (the “2010 Form 20-F”).  To assist in the Staff’s review of the responses, each response is preceded with the text (in bold type) of the comment as stated in your letter.

Form 20-F for the Fiscal Year Ended December 31, 2010

Notes to Consolidated Financial Statements, page F-10

Note 3 — First-Time Adoption of IFRS, page F-24

1.              We note your response to comment three of our letter dated January 27, 2012. However, we believe that the reduction in your cash and cash equivalents balances at January 1, 2009 and December 31, 2009 and the effects on your fiscal 2009 cash flows upon transition to IFRS represent material adjustments that should be explained under IFRS 1.25. Please amend your Form 20-F to provide disclosure of the adjustments to the statement of cash flows.

We recognize that disclosures regarding the statement of cash flows transition adjustments are required under IFRS 1.25.  However, we continue to believe that our inadvertent exclusion of the cash flow component of this disclosure did not result in our 2010 IFRS consolidated financial statements taken as a whole, from being materiality misstated.  We respectfully submit that our 2010 IFRS consolidated financial statements were presented in accordance with IFRS as issued by the IASB.

In respecting the Staff’s views on this topic, and wanting to resolve this topic timely, we observe and propose the following:

1.                          The 2011 IFRS consolidated financial statements filed in our local market contain two balance sheets (December 31, 2011 and 2010) and two years of income statements, cash flow statements and changes in equity, with related disclosures — as is required by the rules of our local regulator.  The 2011 IFRS consolidated financial statements that will be filed on Form 20-F will also consist of two balance sheets, but will include three years of income statements, cash flow statements and changes in equity, with related disclosures — as this extra year is required by SEC rules.

2.                          While IFRS 1 (first time adoption) disclosures are not required to be repeated this year given that our IFRS adoption date was December 31, 2010, we are prepared to repeat the IFRS 1 disclosures (those included in Note 3 of our 2010 IFRS consolidated financial statements) in the 2011 consolidated financial statements contained within our 2011 Form 20-F understanding that the Form 20-F financial statement presentation will include an additional year of operations, changes in equity and cash flows (as required by SEC rules) and those transition disclosures relate to that 2009 year.  Furthermore, incremental disclosures will be included in that note to address any Staff’s concerns with respect to statement of cash flow transition disclosures.  A draft of such disclosures is presented as Attachment A, with incremental disclosures being identified in both the first paragraph and section 3.3 of that draft.  To the extent that the Staff believed that further disclosures in our 2011 IFRS consolidated financial statements would also be beneficial, we would naturally consider those suggestions.

2

3.                          Given Foreign Private Issuer Reporting Enhancements rules, our 2011 IFRS consolidated financial statements are to be filed on EDGAR prior to April 30, 2012.  We propose no amendment to the 2010 IFRS consolidated financial statements (or 2010 Form 20-F), understanding:

a.              the aforementioned disclosures to be included in our 2011 IFRS consolidated financial statements.

b.              our 2010 IFRS consolidated financial statements will be superseded by our 2011 IFRS consolidated financial statements when 2011 is filed on EDGAR.

c.               the timing for filing the 2011 IFRS consolidated financial statements on 2011 Form 20-F would approximate that of any potential 2010 Form 20-F/A re-filing, and

d.              that we continue to believe that the 2010 IFRS consolidated financial statements were presented in accordance with IFRS, and specifically that the inadvertent exclusion of cash flow statement transition disclosures does not impact our overall conclusion with respect to IFRS compliance

We observe that IFRS does not permit dual-dating of financial statement approvals by our Board of Directors, or dual-dating of audit reporting by our independent registered accounting firm.  In evaluating the potential timing for any 2010 Form 20-F/A in 3c above, we observe that any addition to our previously issued 2010 IFRS consolidated financial statements would require analysis as to whether the addition was material, which if material would result in the need for current dating by respective parties.  To the extent that current dating was required, such a revision would take both us and our auditors at least a few weeks to execute necessary procedures.

We hope that the aforementioned approach will reasonably address any concerns that might exist with respect to US investors’ access to our IAS 1.25 disclosures, and will provide information to investors no less timely than the approach suggested in your February 27, 2012 letter.  We ask that the Staff not object to our proposed course of action as outlined above.

* * * * * * *

3

Embotelladora Andina S.A. hereby acknowledges that:

•                              The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                              The Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                              The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We are available to answer any questions you may have.

(signed)
Andrés Wainer P.
Chief Financial Officer

4

Andina Bottling Company, Inc. — Attachment A

Draft Disclosure for 2011 IFRS Consolidated Financial Statements

NOTE 3 — FIRST-TIME ADOPTION OF IFRS

Included in these IFRS consolidated financial statements are consolidated balance sheets as of December 31, 2011 and 2010, along with consolidated statements of operations, changes in equity and cash flows (and the related disclosures) for each of the three years ended December 31, 2011.  This three year presentation of operations, changes in equity and cash flows is required by the rules of the United States Securities and Exchange Commission.  The Company implemented IFRS effective December 31, 2010.  The transition date was January 1, 2009.  Because certain IFRS transition disclosures relate to the 2009 financial information, the Company has decided to again disclose IFRS transition disclosures in these 2011 consolidated financial statements as it believes that they might be useful.

Presented below are the reconciliations required by IFRS 1 between the beginning and closing balances of the year ending December 31, 2009 and the year ended December 31, 2009; and the beginning balances as of January 1, 2009, after applying these standards.

The exemptions in IFRS 1 that the Company decided to apply in its IFRS adoption are:

i)                          Business combinations:

The Company did not retroactively restate any business combinations that took place prior to January 1, 2009.

ii)                       Fair value or revaluation as deemed cost.

The Company considered the valuation of certain items in property, plant, and equipment as the fair value to be used as the deemed cost on the transition date. Those assets comprise virtually all of the land of operations in Chile, Argentina and Brazil and selected real estate, machinery and equipment, the values of which, in local currency, were significantly different from the fair values determined by valuation.

The group of assets of Chilean Companies for which the fair value was not assigned as deemed cost was valued at historical cost, plus a legal price-level restatement to represent the deemed cost on the transition date.

iii)                    Cumulative actuarial gains and losses for post-employment benefits:

The effects of applying actuarial calculations to post-employment benefits were recognized directly in accrued income as of January 1, 2009.

iv)                   Translation reserves:

The Company considered all cumulative translation reserves at the transition date to be zero.

Below is a detailed description of the main differences between Generally Accepted Accounting Principles in Chile (Chile GAAP) and IFRS applied by the Company, and the impact on Equity at December 31, 2009, and January 1, 2009 and on the net income for the fiscal year ended December 31, 2009:

3.1                                       Reconciliation of Equity from generally accepted accounting principles in Chile to International Financial Reporting Standards at January 1, 2009 and December 31, 2009:

		12/31/2009	01/01/2009
		ThCh$	ThCh$
Equity according to Chilean GAAP		336,578,506	346,248,602
Adjustments to IFRS
Property, plant and equipment, revaluation	3.3.1	42,893,951	28,469,859
Suspension of goodwill amortization	3.3.2	15,085,550	—
Post-employment benefits	3.3.4	1,554,045	1,114,217
Reversal of price-level restatement	3.3.6	2,520,859	—
Hedging instruments	3.3.7	(2,079,511)	173,211
Deferred taxes	3.3.8	(17,205,160)	(20,324,257)
Investments in associates	3.3.9	3,591,820	1,400,227
Non-controlling interests		9,141	10,837
Other		(51,493)	481,399
Subtotal		382,897,708	357,574,095
Minimum dividend	3.3.10	(9,339,973)	(11,279,813)
Equity according to IFRS		373,557,735	346,294,282

3.2                                       Reconciliation of the year’s income from Chile GAAP to IFRS for the year ended December 31, 2009:

		2009
		ThCh$
Net income according to Chilean GAAP		86,918,333
Adjustments to IFRS
Depreciation	3.3.1	(4,276,931)
Goodwill amortization	3.3.2	6,094,120
Intercompany account considered investment in subsidiary	3.3.3	13,804,730
Post-employment benefits	3.3.4	439,828
Reversal of translation adjustment according to Chilean standard	3.3.5	(4,977,864)
Translation of income at average foreign exchange rate	3.3.5	2,412,869
Reversal of price-level restatement	3.3.6	(1,240,956)
Hedging instruments	3.3.7	(2,252,722)
Deferred taxes	3.3.8	1,476,431
Investments in associates	3.3.9	(382,625)
Non-controlling interests		2,748
Other		(32,483)
Net Income according to IFRS		97,985,478

3.3          Cash Flow Transition Disclosures

Cash flow transition disclosures are as follows:

	Chilean GAAP	Instruments with >90 day purchased maturities (3.3.1)	Translation Effects (3.3.2)	IFRS

Cash and cash equivalents at January 1, 2009	126,246,838	(39,512,890)	2,972,033	89,705,981
Cash provided by operating activities	122,051,640	—	9,074,780	131,126,420
Cash used in investing activities	(72,136,450)	(10,140,898)	(2,041,393)	(84,318,741)
Cash used in financing activities	(67,531,694)	—	(224,616)	(67,756,310)
Exchange rates	3,814,675	—	(9,780,804)	(5,966,129)

Cash and cash equivalents at December 31, 2009	112,445,009	(49,653,788)	—	62,791,221

3.3.1                     In its 2009 Chilean GAAP cash flows statement, cash equivalents consisted of investments in fixed-income securities, money market funds, time deposits and securities purchased under agreements to resell, maturing within 90 days — which in practice, might also include instruments with longer remaining contractual maturities when the Company had a high probability of being able to redeem them (without penalty or loss of accrued interest) prior to contractual maturity.  However, only financial instruments with purchased contractual maturities of three months or less are considered cash equivalents for IFRS. This difference resulted in reclassifications from cash equivalents to marketable securities, and also in adjustments to investing activities due to the purchase and maturities of such instruments.

3.3.2                     Note 3.4.5 discloses differences between Chilean GAAP and IFRS as it relates to foreign currency translation effects.  These, and certain other computational differences, have also resulted cash flow statement differences between Chilean GAAP and IFRS.

3.4          Explanation of main differences between Chilean GAAP and IFRS

3.4.1       Property, plant and equipment

The Company reviewed all property, plant, and equipment in order to consider their fair value as deemed cost on the transition date. After the review, the Company determined that almost all of the land and selected real estate, machinery and equipment of our operations in Chile, Argentina and Brazil was significantly different from the fair values determined in valuations. The re-valuation was conducted one time only in accordance with IFRS 1. The new value determined corresponds to the initial cost of the asset beginning as of the transition date. The fair value of the assets amounted to ThCh$20,778,523 for Chile, ThCh$27,108,950 for Brazil and ThCh$16,298,876 for Argentina as of January 1, 2009 and represents an increase in equity of ThCh$64,186,349 as of that same date.

The group of assets of Chilean Companies for which the fair value was not used as the deemed cost was valued at historical cost, plus legal price-level restatement, as the deemed cost on the transition date.

Moreover, according to Chilean GAAP, property, plant and equipment of operations in Brazil and Argentina were accounted for in U.S. Dollars while according to IFRS, those same assets are now controlled accounted for in the functional currency of each of the countries of origin. This change in GAAP represents an decrease in equity of ThCh$35,716,490, with ThCh$12,573,086 originating from Argentina and ThCh$23,143,404 from Brazil.

Because of the increases in the initial balances for property, plant and equipment as described above, there was a greater charge for depreciation expense as presented in the reconciliation of income between Chilean GAAP and IFRS for a value of ThCh$4,276,931.

The amount shown in property, plant and equipment totaled, on a consolidated basis, ThCh$223,676,043 at December 31, 2008 according to Chilean GAAP, a value that in accordance with the new GAAP increased to ThCh$248,747,764, with ThCh$ 116,197,382 of this increase deriving from operations in Chile, ThCh$84,444,005 from operations in Argentina and ThCh$48,106,377 from operations in Brazil.

3.4.2       Goodwill

The equity adjustment originates in the change in functional currency between Chilean GAAP and IFRS. According to Chilean GAAP, goodwill on the operations in Argentina and Brazil was accounted for in U.S. dollars while under IFRS, it is accounted for directly in the functional currency of each country.

The effects on income presented in the reconciliation between Chilean GAAP and IFRS come from suspending the straight-line amortization that had been performed through December 31, 2009 under Chilean GAAP. Under IFRS, those amounts are not amortizable and the value is reduced only provided the impairment test shows a recoverable amount that is less than the carrying value.

3.4.3                     Intercompany account treated as investment in subsidiary

Within its corporate structure, the Company has intercompany accounts receivable in U.S. dollars from its subsidiaries abroad. According to Chilean GAAP, the foreign exchange rate differences originating in the Chilean Companies resulting from these accounts receivable were accounted for directly in income, while the foreign subsidiaries recognized this effect and the rest of the items controlled in U.S. dollars as a translation effect in the income statement. Under IFRS, those U.S. dollar accounts receivable and accounts payable have been assigned as part of the foreign investment, therefore any difference between the U.S. dollar and the functional currency of each of the entities is accounted for under other comprehensive income.

3.4.4                     Post-employment benefits

Under IFRS, the employee severance indemnity based on individual or collective employment contracts creates a liability that must be determined by the actuarial value of the accrued cost of the benefit. This means making estimates of variables such as future permanence, the interest rate at which benefits are discounted, mortality rate, employee turnover rate and future salary increases, among others. According to Chilean GAAP, this same obligation was recognized at the actual value according to the benefit accrued cost and a year of capitalization that considered the expected time of employment of employees on the date of their retirement.

The difference derived from applying actuarial calculations to the employee severance benefits is shown in the reconciliation of equity and income statement between Chilean GAAP and IFRS.

3.4.5       Foreign currency translation effects

Under Chilean GAAP, according to Bulletin 64 of the Chilean Accountants Association, the non-monetary assets and liabilities of foreign companies were accounted for in historic dollars and results were translated from local currency to the control currency (U.S. dollar).  Subsequently the figures in the control currency were translated to Chilean pesos at the closing foreign exchange rate.

According to IFRS, non-monetary asset and liability accounts are accounted for in the functional currency of each reporting entity and income accounts are translated at the functional currency of the parent company at the average foreign exchange rate for each transaction.

In the reconciliation of results between Chilean GAAP and IFRS, the foreign currency translation effects recognized under Chilean standards have been reversed and the income that results from the foreign currency translation to IFRS has been recognized.

3.4.6       Price-level restatement

Accounting principles in Chile require that the financial statements be adjusted to reflect the effect exerted by variations in of the purchasing power of the Chilean peso on the financial position and operating income of the reporting entities. This method was based on a model that required calculating the profit or loss from net inflation attributed to monetary assets and liabilities exposed to variations in the purchasing power of the local currency. The historical cost of non-monetary assets and liabilities, equity accounts and income accounts are restated to reflect variations in the CPI from the date of acquisition to the close of the fiscal year.

The gain or loss in the purchasing power, included in net income or losses, reflected the effects of inflation on monetary assets and liabilities held by the Company.

IFRS does not permit indexing by inflation in countries, like Chile, that are not hyperinflationary. So, the income statement and statement of financial position accounts are not adjusted for inflation, and variations are nominal. The reconciliation of equity and income between Chilean GAAP and IFRS shows the effects of eliminating price-level restatement recorded during 2009.

3.4.7                     Hedging instruments

The Company holds hedging agreements to hedge foreign exchange rates, prices of raw materials and adjustment indicators. Under Chilean GAAP, pursuant to Technical Bulletin 57, theses were appraised according to variations in their fair value. The effects on income in those items defined as expected hedging transactions of items are deferred until settlement. However, under IFRS, these agreements have not demonstrated effective hedging, so the effects on variations in their fair value are charged directly to income at each year end.

3.4.8                     Deferred taxes

Differences from deferred taxes correspond to deferred taxes recognized according to the new treatment of each of the financial items according to IFRS as well as the reversal of the complementary deferred tax accounts in effect under Chilean GAAP at December 31, 2008.

3.4.9                     Investment in Associates

This corresponds to the effects of IFRS adoption by companies in which the parent company holds investments accounted for using the equity method.

3.4.10              Minimum dividend

Chilean Company Law requires companies to pay a cash dividend of at least 30% of net profits, unless otherwise decided by shareholders.  Since paying a dividend on net profits in each year is a requirement, under IFRS, the dividend liability pursuant to Chilean law must be recorded on an accrual basis.  This liability did not exist under Chilean GAAP.